                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and
Form 10-QSB [ ] Form N-SAR

For Period Ended:  MARCH 31, 2006

[ ]    Transition Report on Form 10-K
[ ]    Transition Report on Form 20-F
[ ]    Transition Report on Form 11-K
[ ]    Transition Report on Form 10-Q
[ ]    Transition Report on Form N-SAR

For the Transition Period Ended: NOT APPLICABLE

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: NOT APPLICABLE

PART I - REGISTRANT INFORMATION

Full Name of Registrant: CYCLACEL PHARMACEUTICALS, INC.

Former Name if Applicable:

Address of Principal Executive Office: 150 JOHN F. KENNEDY PARKWAY, SHORT HILLS,
                                       NEW JERSEY 07078

PART II - RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
10-K OR 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III - NARRATIVE

     As a result of the recent acquisition transactions and related disclosures, the Registrant was not able to complete the required financial statements for the quarter ended March 31, 2006 on a timely basis.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

    PAUL MCBARRON                                     ###-##-#### 207506
    COO & EXECUTIVEVICE PRESIDENT, FINANCE

--------------------------------------------------------------------------------
          (Name)                                 (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the
Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         Cyclacel Pharmaceuticals, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated this 16th day of May, 2006

                                            CYCLACEL PHARMACEUTICALS, INC.

                                            By: /s/ Paul McBarron
                                                -----------------
                                            Name: Paul McBarron
                                            Title: Chief Operating Officer and
                                            Executive Vice President, Finance